Exhibit 99.(a)(5)(C)

News Release

Abbott Announces Extension of Cash Tender Offer for All Outstanding Shares of Series B Convertible Perpetual Preferred Stock of Alere Inc.

ABBOTT PARK, Ill., Sept. 1, 2017 — Abbott announced today that it is extending its previously announced tender offer to purchase for cash all outstanding shares of Series B Convertible Perpetual Preferred Stock (the “Preferred Stock”) of Alere Inc. (“Alere”) at a price of $402.00 per share of Preferred Stock, plus accrued but unpaid dividends to, but not including, the settlement date of the tender offer, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to an Offer to Purchase, dated July 17, 2017 (the “Offer to Purchase”), and in connection with Abbott’s previously announced agreement to acquire Alere (the “Merger”).  The Merger is not conditioned upon, or otherwise subject to, the completion of the Offer.

The Offer is being extended to allow additional time for the consummation of the Merger, which is a condition to the completion of the Offer.  The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on Thursday, Aug. 31, 2017 and will now expire at 11:59 p.m., New York City time, on Friday, Sept. 15, 2017 (such date and time, as it may be extended or earlier terminated, the “Expiration Date”). If, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived, Abbott may elect to further extend the Offer for any length of time and in its sole discretion, but is under no obligation to do so.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Abbott that, as of 11:59 p.m., New York City time, on Thursday, Aug. 31, 2017, greater than 90% of the issued and outstanding shares of Preferred Stock had been tendered in the Offer.  Holders of Preferred Stock who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration of the Offer.

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For more information, contact Barclays Capital Inc., the Dealer-Manager for the Offer, or D.F. King & Co., Inc., the Information Agent for the Offer.

D.F. King & Co., Inc. 48 Wall Street – 22nd Floor New York, New York 10005 Banks and Brokers Call: (212) 269-5550 All others call Toll-Free: (877) 283-0316 Email: alr@dfking.com	Barclays 745 Seventh Avenue, 5th Floor New York, New York 10019 Attn: Liability Management Group Banks and Brokers Call: (212) 528-7581 All others call Toll-Free: (800) 438-3242

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the outstanding shares of Alere’s Preferred Stock described in this news release is being made pursuant to an Offer to Purchase and related materials that Abbott has filed with the Securities and Exchange Commission (the “SEC”) pursuant to a Schedule TO. The Schedule TO, Offer to Purchase, a related letter of transmittal and other Offer documents contain important information that should be read carefully before any decision is made with respect to the Offer. These materials (and all other documents Abbott has filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

About Abbott

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 94,000 people.

Visit Abbott at www.abbott.com and connect with us on Twitter at @AbbottNews.

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” in Abbott’s Annual Report on Form 10-K for the year ended Dec. 31, 2016, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Abbott Media:

Darcy Ross, +1 (224) 667-3655

Elissa Maurer, +1 (224) 668-3309

Abbott Financial:

Scott Leinenweber, +1 (224) 668-0791

Michael Comilla, +1 (224) 668-1872

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